THE PERKIN-ELMER CORPORATION

                  COMPUTATION OF NET INCOME PER SHARE
                         (unaudited)
              (Amounts in thousands, except per share amounts)


                                                Six months ended December 31,

                                                   1994        1993
Weighted average number of common shares          42,401       43,930

Common stock equivalents - stock options             457          899

Weighted average number of
common shares used in calculating                 42,858       44,829
primary net income per share

Additional dilutive stock options
under paragraph #42 APB #15                           61          159

Shares used in calculating fully
diluted net income per share                      42,919       44,988


Calculation of primary and fully
diluted net income per share:

PRIMARY  AND FULLY DILUTED:

Income from continuing operations               $ 32,035     $ 35,676

Loss from discontinued operations                             (12,465)


Net income used in the calculations of
primary and fully diluted net income per share  $ 32,035     $ 23,211

PRIMARY per share amounts:

Income from continuing operations               $   0.75     $   0.80

Loss from discontinued operations                                (0.28)


Net income                                      $   0.75     $   0.52

FULLY DILUTED per share amounts:

Income from continuing operations               $   0.75     $   0.80

Loss from discontinued operations                                (0.28)


Net income                                      $   0.75     $   0.52


                                     EXHIBIT 11